

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

THE COMPANY

1. Name of issuer: Unlock Wealth $ LLC DBA Wealth$hare

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

Explain:



Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

LLC, no Board of Directors

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Shante Davis	Laquesha Nance	Michelle Jordan
Title:	Chief Executive Officer	Chief Technology Officer	Chief Operating Officer
Dates of Service:	10/2020 - Present	10/2020 - Present	10/2020 - Present
Responsibilities:	Manages overall operations & resources; Founder.	Oversees scientific & technological decisions.	Oversees logistics, payroll, & administrative service
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:			
Position:	No prior positions held with issuer	No prior positions held with issuer	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:			
Employer:	**Keller Williams Atlanta Partners**	**FIS/WorldPay**	**BGE, Inc,**
Employer's principal business:	REALTOR®, Owner of SD Realty Over GA	WorldPay	BGE, Inc.
Title:	Realtor	BI Consultant	Sourcing Category Manager
Dates of Service:	05/2019 - Current	12/2019 - Current	2016 - 2019
Responsibilities:	Million Dollar Volume Agent who works with Sellers & Buyers. Rookie of the Year 2020	Develop metadata layers for business reporting; Migrate Business Objects to WebFocus;	Strategic sourcing, procurement & inventory reduction activities for several business units; managed suppliers with an annual spend of $50 Million.



OFFERING STATEMENT

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Employer:	**Coca-Cola Company**	**Daimler Trucks NA**	**Standex International**
Employer's principal business:	Coca-Cola North America	Daimler Trucks North America	Standex International
Title:	National Account Manager	BI Consultant	Commodity Manager
Dates of Service:	03/2012 - 06/2019	08/2017 - 09/2019	2014 - 2016
Responsibilities:	Provided Operations & Sales Support for the 2nd Largest Food Service Account Team--Restaurant Brands International (BK, Popeyes, TIm Horton)	Troubleshoot Server Issues; Perform software installations and configurations. Develop dashboard mockups.	Managed the end-to-end procurement process for direct materials; assessed risks and determined requirements by utilizing forecasts.

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Shante Davis	100% Membership Interest (held in % not number of shares)	100%

.

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.


JANUARY 2021
WEALTH $HARE
Business Plan
SHANTE DAVIS, CEO
Unlock Wealth $, LLC
614 North DuPoint Hwy
Suite 210
Dover, DE 19901
404-316-9665
shanted@unlockwealthshare.com



OFFERING STATEMENT

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

I. TABLE OF CONTENTS


OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

II. EXECUTIVE SUMMARY

OUR COMPANY

Unlock Wealth $ (UW$) is Delaware-based FinTech company aiming to concentrate on global community reinvestment for low and middle income families and other disenfranchised populations. The company is owned by Shante Davis. It has been formed as a L.L.C.

In response to the significant global wealth disparity, Unlock Wealth $ seeks to positively impact disenfranchised communities excluded by the mainstream financial services industry; providing the medium necessary for equal opportunity and access.

Unlock Wealth $ seeks to look beyond traditional financial programs designed for low-income and other underserved communities by providing a robust platform to encourage financial self-sufficiency across the global economy.

THE MISSION

Founded in 2020, the mission of Unlock Wealth$ is to improve the quality of life and financial outlook of our membership body by encouraging financial literacy while providing access to revolving, community funded, zero-interest loans.

THE PLATFORM

The Wealth$hare App: utilizing this modern and easy to use automated system, it will allow members to contribute, receive, recycle, and invest within the community; unlocking various financial goals leading to generational wealth.

THE VISION

To become the Top Global FinTech company and the recognized leader of community funding innovation

THE OBJECTIVES

- Diversify and Grow Service Offerings
- Maintain Financial Sustainability
- Ensure Regulatory Compliance
- Optimize Control Framework


OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

III. STRATEGIC OPPORTUNITY

THE IDEA

This lending series provides an online option for individuals and small businesses that need larger loan amounts to make investments or expand their businesses, but may not be able to afford the application fees or may not yet have established enough credit to get affordable financing through existing online marketplaces. This series would therefore be a peer-to-peer lender organized as a lending community, not as an investment vehicle for persons who want to obtain interest or other returns on equity from loans to others.

Prospective lending circle member sign up and pay monthly for participation in one or more lending "trees", which loan out all tree contributions not required for series administration to members without interest and without credit scores required to receive loans. Loans are provided sequentially, so all "tree" participants in good standing eventually get a loan in each annual lending cycle.

The online membership system allows members who stop contributing or stop paying for loans to be replaced, so "tree" assets allow for loans to all.

KEYS TO SUCCESS

01 CAPITAL
Access to seed and scale capital

02 TALENT
Attract, develop and retain talent

03 DEMAND
Demand drives supply in this industry

04 REGULATION
Policy and regulation are key factors


OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

IV. THE MARKET

A) Overall Supply & Demand:

(1) *Demand*:

(i) Loan Demand: 43% of all US small businesses applied for a loan in 2020. 56% of small businesses apply for funding to expand their business, pursue a new opportunity, or acquire business assets. 70% of small businesses carry some debt. 57% of small businesses loan applicants sought $100,000 or less. (https://www.fundera.com/resources/small-business-lending-statistics, accessed 1/25/2021)

(ii) Startup Capital Sources & Amounts: 77% of startups rely on personal savings for initial funds. 1/3 start with less than $5,000. The average startup capital required is about $10,000. (https://www.fundera.com/resources/startup-funding-statistics, accessed 1/25/2021)

(2) *Supply*: 36% of small businesses that were denied at least some of the funding they requested were denied because of their credit score. 9% received nothing after one or more loan applications. Only 48% met their full financing needs. 29% of small businesses fail because they run out of capital. (Fundera, op. cit.)

B) Possible Sources of Small Business Equity & Credit:

(1) Factors & Other Advances: 85% of applications for merchant cash advances (factoring of accounts receivable or payable) were approved, the highest rate among different sources. (Fundera, op. cit.) Factors check the credit of the customer, not the borrower. Rates are about 1.5% per month plus factor fees, so this form of financing works for borrowers if customer order to cash collection cycles of less than 90 days can be managed by an applicant. This doesn't work for many manufacturers or exporters or startups still developing products. (Survey of factors for recent deals by W.A. Price, growthlaw.com.)



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

IV. THE MARKET

(2) Bank Loans: Bank loans in the US are often unavailable to startups, or if they are, are limited to extremely small amounts from community development financial institutions. Only 14% of loans from the 7(a) program (the main SBA loan guarantee program apart from COVID-19 emergency relief loans) made in FY 2021 were for startups. (SBA Weekly Approvals Report for 12/25/2020, accessed 1/25/2021 at https://www.sba.gov/document/report-2020-weekly-lending-reports.) Only 52% of SBA loan applications overall are approved. (Fundera, op. cit.) SBA lenders generally want to see two or three years of profitable financials which make monthly net cash flows of at least 125% of the amount needed to pay a loan available, and applicant net worth sufficient to repay the whole loan, as well as 30-40% of loan amounts in a cash down payment. A borrower credit score of 685 or better is usually needed. (Survey of business loan brokers and SBA bankers for multiple recent deals by W. Price, growthlaw.com.) SBA loan interest rates ranged from 5.5% for loans of over $50,000 payable in less than 7 years to 8% for ones for less than $25,000 payable in more than 7 years. (https://www.nerdwallet.com/article/small-business/sba-loan-rates, accessed 1/25/2021.)

(3) Alternative Lenders: Non-bank lenders apart from factors (often for up to 50% of bank account balances or other amounts limited by assets available for repayment) approved 56.8% of loan requests in 2020. 32% of small business applicants for loans sought applied to non-bank lenders in 2020, which has grown from 19% of all applicants in the last three years. (Fundera, op. cit.)

(4) Crowdfunding: 22.4% of US crowdfunding campaigns succeeded in 2020, with an average raise of $28,656. The market should grow at 14.7% for the next four years (https://www.fundera.com/resources/crowdfunding-statistics.) Many crowdfunding offerings are for equity in startups, so the amounts raised dilute founder ownership shares, but do not result in additional entity debt loads.

(5) Peer to Peer Lending Platforms That Charge Interest & Require Credit Scores: Peer to peer lending platform market size is likely to grow by 6.3% in 2021, to about $870 million of loans in the US, after decreasing by 9.3% overall between 2016 and 2021.



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

IV. THE MARKET

(https://www.ibisworld.com/industry-statistics/market-size/peer-to-lending-platforms-united-states/, accessed 1/25/2021) Major platforms include Peerform, LendingClub, Upstart, Prosper, Funding Circle, and Payoff. Loan rates vary from 6% to 36%, with minimum loan amounts from $1-5,000, and maximum amounts from $25,000 to $500,000. Credit scores required range from over 600 to more than 660. (https://www.investopedia.com/articles/investing/092315/7-best-peertopeer-lending-websites.asp) Some peer to peer sites, like Kiva.com, link mission oriented lenders to microfinance borrowers around the world, but still charge interest for loans. (https://www.kiva.org/blog/1-billion-in-change-how-kiva-went-from-nonprofit-startup-to-global-force-for-good, accessed 1/25/2021)

C) Lending Circles:

(1) <u>In General</u>: Lending circles have been used for centuries to build participant credit in most cultures around the world. They are known as "trees" in Africa, "hui" or "tandas" in other places, and many other terms around the world. Participants can be members of families, villages, or wider communities. Circle participants contribute agreed amounts monthly, and each receives a no interest loan based on total group contributions over an agreed period. Examples in the US include the Mission Asset Fund, in San Francisco, which has made over 10,000 loans, Southwest Economic Solutions in Detroit, and many others. (https://www.nerdwallet.com/article/loans/personal-loans/lending-circles-help-borrowers-build-credit, accessed 1/25/2020, and see also https://www.freep.com/story/money/personal-finance/susan-tompor/2017/08/31/raising-credit-score-lending-circle/556922001/, accessed 1/25/2021 and http://www.collaborativefinance.org/community/lending-circles) They can be defined as rotating credit and savings associations (where groups hold no assets, but pass out all funds to members), or accumulating savings and credit associations (where a manager from the group manages the asset pool.) *(https://en.wikipedia.org/wiki/Rotating_savings_and_credit_association, accessed 1/25/2021)*

Circles appeal to the more than 50 million people in the US without a credit score, and the 20 million without bank accounts. *(https://www.philadelphiafed.org/community-development/credit-and-capital/spotlight-on-research-innovative-ways-to-build-savings-and-wealth-of-low-income-families, accessed 1/25/2020)*


OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

IV. THE MARKET

Organizations like the Financial Clinic in New York City and Georgia public school districts have used circles along with other types of financial education to help populations they serve learn how to and build credit. (Ibid.)

(2) Online Lending Circles: Esusu and EMoneyPool are online offerings backed by the Mission Asset Fund, so lending circle participants do not lose money. The fund is a 501(c)(3) entity supported by donations and grants, which limits the number of loans they can back. (Nerdwallet, op. cit.) Puddle is a Google ventures backed lending pool startup. Moneyfellows UK is an international example. ROSCA Finance has an anonymous peer to peer online offering. Esusu is an online lending circle offering backed by former Goldman Sachs, PWC, and LinkedIn employees in the US and Partnerhand, a UK based peer to peer lending entity. AZ fundchain organizes peer to peer rotating savings and credit using the Etherium blockchain. Aturi Africa is a 2020 startup organizing online "Chamas" for various populations in Africa. (Wikipedia, op. cit.)

(3) Wealth$hare Competitive Advantages: Wealth$hare shares the online platform advantages of other lending circle market participants. It is, however, focused on members who can afford to contribute more than minimal amounts per month to rotating credit and savings groups, which should reduce loan default rates. It will also have members who have passed "bad actor" checks, so criminals and those with records of fraud complaints do not participate, while keeping participation open to those working on establishing or reestablishing personal and business credit. It is also using crowdfunding, and plans to use Regulation A+ filings, both simplified forms of making investments only recently made available to the general public, to allow public investment in memberships, which will help support the management, growth, and development of its online offering. (https://www.sec.gov/news/pressrelease/2015-249.html, accessed 1/25/2021, and see also https://www.sec.gov/files/Knyazeva_RegulationA%20.pdf, accessed 1/25/2021.) The "member replacement" model of group organization with removal of persons who fail to continue to contribute or to pay their loans should also supplement "tree" pools of funds available for lending and should further assure members of future loan availability.

FP:  truCrowd

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

V. SERVICE PLAN & OFFERINGS

General Operating Hours

Unlock Wealth $ LLC intends to operate Monday through Saturday from 9:00 am to 5:00 pm. Unlock Wealth $ LLC will be operational year round.

Human Resources

Mrs. Davis, Mrs. Jordan, and Ms. Nance shall be the sole employees of Unlock Wealth $ LLC for the first year of operation. When additional human resources are needed, Unlock Wealth $ LLC will assess its business needs at that time.

Insurance Requirements

Unlock Wealth $ LLC will have to incur costs for business liability insurance as well as errors & omissions coverage. The estimated cost for this requirement is $10,000 per year.

Unlock Wealth $ LLC (UW$) plans to offer a variety of financial services within the scope of the financial technology (FinTech) and community lending industry.

UW$ is prepared to make profits from the industry to achieve its business goals.

UW$ intends on offering a Community Lending Platform.


OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

VI. OPERATIONAL PLAN

Action Plan

The table below displays the milestones that the company seeks to accomplish in the first three years:

Themes	Action Area	Target Goal	Target Outcome	Suggested Resources	Responsible Party
Sustainable Growth Blueprint to help attract investment customers across all life stages of the business.	1) Recruitment	Attract an ever-growing, engaged, and diverse membership base.	Obtain 3000 members within first 12 months and an additional 2000 net members over the next 24 months.	Digital Media, Google, Social Media Outlets, and Agency Marketing	IT, Marketing & Operations
	2) Retention	Increase retention rate of membership base.	Maintain a drop-off rate of less than 3 percent.		
	3) Marketing	Build and grow brand awareness while increasing lead generation and conversion.	Leverage social media and traditional media by creating a marketing sales funnel to promote our business and increase brand awareness by 50% within the first 12 months.		
Inclusive & Collaborative Culture Initiatives which support our startup community's unique collaborative culture.	4) Network	Collaborate via internal social networks and cloud-based tools.	Create opportunities for cross-functional collaboration to discover valuable perspectives and fresh ideas that will improve efficiency.	Brand Storytelling, Personalization Statistics, Content Marketing, and Governance Management Agency	IT, Marketing & Operations
	5) Community	Establish company as a trustworthy brand.	Develop consistent and transparent brand messaging to foster brand loyalty.		
	6) Citizenship	Invoke oath of corporate citizenship as an ethical, responsible and competitive company.	Reduce income inequality by managing financial performance against environmental and social impact.		
Structure & Sustainability Strategies to manage goal-setting and operational processes, strengthen relations with external stakeholders, and ensure overall accountability.	7) Framework	Work to secure the integrity of the company and achieve the sustainable enhancement of corporate value.	Concentrate on reputation management to enhance oversight while strengthening internal controls.	WealthShare Platform, Account Resolution and Goverance Management Agencies	IT & Operations
	8) Prioritization	Focus on corporate structure of community lending to attain membership goal levels while sustaining average default rate of less than 1.02 percent.	Issue a minimum of 5,000 loans within the first 12 months and process at least 10,0000 repayments over the next 24 months while tracking collections.		
	9) Innovation	Invest in mobile innovation, explore new avenues for leveraging big data to improve transactional technology.	Utilize continuous improvement model to discover powerful ways to improve the business while ensuring the needs of members are consistently met.		


OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

VII. MANAGEMENT & ORGANIZATION

UW$ has assembled an experienced management team:

Founder & Chief Executive Officer (CEO)
Shante Davis brings over 10 years of extensive management and public service experience to her role as CEO of UW$. She is responsible for implementing the company's mission and building a high-performing organization. Shante builds partnerships with the public and private sector, encouraging more energy, investments, and action directed at creating a financially inclusive world.

Chief Operations Officer (COO)
Michelle Jordan is an accomplished Supply Chain Operations Professional who brings 15 years of experience from both strategic planning and operations management. As Chief Operating Officer, she oversees HR while providing overall organizational insight, analysis and planning to effectively meet company goals to drive operational outcomes and revenue with her expertise in sourcing, negotiation, marketing, vendor management, and business development.

Chief Technology Officer (CTO)
LaQuesha Nance brings deep financial technology experience to UW$ as a technical expert, with over 20 years of experience working in the areas of technology, digital strategy, process automation and digital product implementation. As Chief Technology Officer, she is charged with the development of data-driven solutions and intuitive technology built to leverage automation while building governance processes of direction and control to ensure that company objectives are achieved.

Personnel Plan: Roles & Responsibilities

*Chief Financial Officer (CFO): accountable for the overall financial activities of the company.

*Vice President of Customer Success: accountable for driving the vision of consistency in support standards and strategy

*Vice President of Technology Services: accountable for overseeing the day-to-day activities of service-desk operations to ensure users and staff receive support

*These positions will be phased in on an as-needed basis.





OFFERING STATEMENT

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

IX. APPENDICES

Wealth$hare Organizational Chart
SHANTE DAVIS CEO
OPEN Executive Assistant
MICHELLE JORDAN COO
LAQUESHA NANCE CTO
OPEN CFO
OPEN CMO
OPEN Logistics
OPEN Help Desk
OPEN Accounting
OPEN Graphic Design



OFFERING STATEMENT

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

RISK FACTORS

There are risks associated with investing in the Unlock Wealth $ LLC Lending Series A Crowdfunding Offering, the majority of which are not within the Unlock Wealth $ LLC Lending Series A or the Manager's control. These risks include, among others, trends in the economy, particularly the real estate and capital markets, fluctuations in the interest rate environment, income tax laws, government regulations, and the availability of satisfactory investment opportunities. Prior to investing in The Unlock Wealth $ LLC Lending Series A Crowdfunding Offering, Investors should perform their own analysis of the investment opportunities and objectives presented and discuss investing in the Unlock Wealth $ LLC Lending Series A Crowdfunding Offering with their own advisors.

Risks Relating to an Investment in the Unlock Wealth $ LLC Lending Series A Crowdfunding Offering

General

This Offering is being conducted on a best reasonable efforts basis by the Manager only. No guarantee can be given that all or any of the securities will be sold, or that sufficient proceeds will be available to conduct successful operations. Receipt of a relatively small amount of capital contributions may reduce the ability of the Unlock Wealth $ LLC Lending Series A to spread investment risks through diversification of its loan portfolio.

No Guarantee of Profitability

The Manager anticipates that revenues will be sufficient to create net profits for the Unlock Wealth $ LLC Lending Series A. However, there can be no assurance that revenues will be sufficient for such purpose. Although the Manager believes in each investment's economic viability, there can be no guarantee that the investments will be profitable to the extent anticipated. Poor performance by a few of the investments could significantly affect the total returns to Investors.


OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

No Guaranteed Return of Investor's Capital Contributions

The investments offered hereby are speculative and involve a high degree of risk. There can be no guarantee that an Investor will realize a substantial return on the investment, or any return at all, or that the Investor will not lose the entire investment. For this reason, each prospective Investor should read this PPM and all documents in the Subscription Booklet carefully and should consult with his/her or its own legal counsel, accountant(s), or business advisor(s) prior to making any investment decision.

Borrowing by the Unlock Wealth $ LLC Lending Series A

The Unlock Wealth $ LLC Lending Series A and/or any SPV(s) of the Unlock Wealth $ LLC Lending Series A may choose from time to time to borrow money from one or more lenders (a Credit Facility or Facility) and utilize one or more Unlock Wealth $ LLC Lending Series A assets as collateral for any such borrowing. The Operating Agreement grants the Manager significant latitude and discretion in its ability to use Credit Facilities in the operation of Unlock Wealth $ LLC Lending Series A.

Governmental Regulation

The industry in which the Unlock Wealth $ LLC Lending Series A will become an active participant may be highly regulated at both state and federal levels, both with respect to its activities as an issuer of securities and its investing activities. Some of these regulations are discussed in greater detail below under U.S. Securities Laws and Foreign Investors, Compliance with Anti-Money Laundering Requirements, Usury Risk, Risk that the Unlock Wealth $ LLC Lending Series A may become subject to the provisions of the Investment Company Act of 1940, Risk that the Manager May Become Subject to the Provisions of the Investment Advisers Act of 1940, The Unlock Wealth $ LLC Lending Series A's Reliance on Exclusions from the Investment Company Act May Impact Certain Investment Decisions, and Recent and Anticipated Legislative and Regulatory Activity. Unlock Wealth $ LLC Lending Series A Assets may be subject to governmental regulations in addition to those discussed in this PPM, and new regulations or regulatory agencies may develop that affect Unlock Wealth $ LLC Lending Series A's operations and ability to generate revenue. The Unlock Wealth $ LLC Lending Series A will attempt to comply with all applicable regulations affecting the markets in which it operates. However, such regulation may become overly burdensome and therefore may have a negative effect on Unlock Wealth $ LLC Lending Series A's ability to perform as illustrated.

Ministerial Errors and Omissions

Any clerical mistakes or errors in the offering materials or subscription agreement should be considered ministerial in nature and not a factual misrepresentation or a material omission of fact.

U. S. Securities Laws and Foreign Investors

The offer and sale of the Units will not be registered under the Securities Act or the laws of any applicable state pursuant to an exemption from the registration requirements of the Securities Act, and the securities laws of certain states. Each Investor must furnish certain information to the Manager and represent, among other customary private placement representations, that it is acquiring its Units for investment purposes and not with a view towards resale or

FP:  truCrowd

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

distribution. The acquisition of Units by each Investor also must be lawful under applicable state securities laws or the laws of the applicable foreign jurisdiction if the Investor is a non-U.S. person.

The Units have not been, and will not be, registered under the Securities Act. Accordingly, the United States securities laws impose certain restrictions upon the ability of a Member to transfer such Units. Units may not be offered, sold, transferred, or delivered, directly or indirectly, unless (i) such Units are registered under the Securities Act and any applicable state securities laws, or (ii) an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Units, and none is expected to develop.

Further, Units may not be offered, sold, transferred, assigned, or delivered, directly or indirectly, to any Unacceptable Investor. unacceptable Investor means any person who is known to be a:

(a) person or entity who is a designated national, specially designated national, specially designated terrorist, specially designated global terrorist, foreign terrorist organization, or blocked person within the definitions set forth in the Foreign Assets Control Regulations of the United States Treasury Department, 31 C.F.R., Subtitle B, Chapter V, as amended;

(b) person acting on behalf of, or an entity owned or controlled by, any government against whom the United States maintains economic sanctions or embargoes under the Regulations of the United States Treasury Department, 31 C.F.R., Subtitle B, Chapter V, as amended--including, but not limited to--the Government of Sudan, the Government of Iran, the Government of Cuba, the Government of Syria, and the Government of Burma; or

(c) person or entity subject to additional restrictions imposed by the following statutes or Regulations and Executive Orders issued thereunder: the Trading with the Enemy Act, the Iraq Sanctions Act. Pub. L. 101-5 13, Title V, §§ 586 to 586J, 104 Stat. 2047, the National Emergencies Act, 50 U.S.C. §§ 1601 et seq., the Antiterrorism and Effective Death Penalty Act of 1996, Pub. L. 104 132, 110 Stat. 1214, 1319, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701 et seq., the United Nations Participation Act. 22 U.S.C. § 287c, the International Security and Development Cooperation Act, 22 U.S.C. § 2349aa-9, the Nuclear Proliferation Prevention Act of 1994, Pub. L. 103 236, 108 Stat. 507, the Foreign Narcotics Kingpin Designation Act, 21 U.S.C. §§* 1901 et seq., the Iran and Libya Sanctions Act of 1996, Pub. L. 104 172, 110 Stat. 1541, the Cuban Democracy Act. 22 U.S.C. §§ 6001 et seq., the Cuban Liberty and Democratic Solidarity Act. 22 U.S.C. §§ 6021-91, and the Foreign Operations, Export Financing and Related Programs Appropriations Act, 1997, Pub. L. 104 208, 110 Stat. 3009 172, or any other law of similar import as to any non U.S. country, as each such Act or law has been or may be amended, adjusted, modified, or reviewed from time to time.

In the event of a registered public offering of Units in the U.S., Unlock Wealth $ LLC Lending Series A would become subject to the reporting obligations under the Securities Exchange Act of 1934, as amended (the Exchange Act). Under such circumstances, Investors that own more than 5% of Unlock Wealth $ LLC Lending Series A's outstanding Units may be obligated to make certain information filings with the Commission pursuant to the Exchange Act. Each prospective Investor is advised to consult with its own legal advisor regarding the securities law consequences of ownership of Units if the Units become subject to the Exchange Act.


OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Compliance with Anti-Money Laundering Requirements

The Unlock Wealth $ LLC Lending Series A may be subject to certain provisions of the USA PATRIOT Act of 2001 (the Patriot Act), including, but not limited to, Title III thereof, the International Money Laundering and Abatement and Anti-Terrorist Financing Act of 2001 (Title III), certain regulatory and legal requirements imposed or enforced by the Office of Foreign Assets Control (OFAC) and other similar laws of the United States. In response to increased regulatory concerns with respect to the sources of Unlock Wealth $ LLC Lending Series A's capital used in investments and other activities, the Manager may request that Investors provide additional documentation verifying, among other things, such Investor's identity, and source of funds to be used to purchase Units. The Manager may decline to accept a subscription if this information is not provided or on the basis of the information that is provided. Requests for documentation and additional information may be made at any time during which a Member holds Units. The Manager may be required to report this information or report the failure to comply with such requests for information, to appropriate governmental authorities, in certain circumstances without informing a Member that such information has been reported. The Manager will take such steps as it determines are necessary to comply with applicable law, regulations, orders, directives or special measures, including, but not limited to, those imposed or enforced by OFAC, the Patriot Act and Title III. Governmental authorities are continuing to consider appropriate measures to implement anti-money laundering laws and at this point it is unclear what steps the Manager may be required to take; however, these steps may include prohibiting a Member from making further contributions of capital to Unlock Wealth $ LLC Lending Series A, depositing distributions or interest to which such Member would otherwise be entitled into an escrow account or causing the withdrawal of such Investor from Unlock Wealth $ LLC Lending Series A.

Compliance with Other Regulations

Other laws, regulations, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act, and programs at the federal, state, and local levels are under considerations that seek to address the economic climate and real estate and other markets and to impose new regulations on various participants in the financial system. The effect that these or other actions will have on the Unlock Wealth $ LLC Lending Series A's business, results of operations, and financial condition and not completely foreseeable at this time. Further, the failure of these or other actions and the financial stability plan to stabilize the economy could harm Unlock Wealth $ LLC Lending Series A's business, results of operations, and financial condition.

Conflicts of Interest Risks

The Manager, its Affiliates, and its principals are subject to various conflicts of interest in managing Unlock Wealth $ LLC Lending Series A. Unlock Wealth $ LLC Lending Series A will pay the Manager and/or Affiliates substantial fees, some of which that are not determined by arm's length negotiations.

The Unlock Wealth $ LLC Lending Series A does not at this time have its own officers, directors, or employees. The Manager supervises and controls the business affairs of the Unlock Wealth $ LLC Lending Series A, locates investment opportunities for the Unlock Wealth $ LLC Lending Series A, raises capital for Unlock Wealth $ LLC Lending Series A, administers the financial affairs of Unlock Wealth $ LLC Lending Series A, and renders certain other services. The Manager, however, shall devote only such time to the Unlock Wealth $ LLC Lending Series A's affairs as may be reasonably necessary to conduct its business. The Manager, and/or its Affiliates and principals, may

FP: truCrowd



Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

be a manager of other companies (some of which may directly compete with the business of Unlock Wealth $ LLC Lending Series A) and have other business interests of significance.

Risks of Investing in Member Loans

Most of Unlock Wealth $ LLC Lending Series A's investments will consist of Loans to Members. These securities may not be protected by financial or other covenants apart from the simple loan agreement required of all Members when they choose to take loans, and may have limited liquidity. Adverse changes in the Borrower's financial condition and/or in general economic conditions may impair the ability of the Borrower to make payments on the subordinated securities and cause them to default more quickly with respect to such securities than with respect to conventional bank loans. In most cases, Unlock Wealth $ LLC Lending Series A's management of its investments and its remedies with respect thereto will be limited to rights associated with the simple loan agreement, and not to any security from collateral of Borrowers.

Unlock Wealth $ LLC Lending Series A's member loans are Illiquid in Nature.

Although some of the Unlock Wealth $ LLC Lending Series A's investments may generate current income, the illiquidity commonly associated with personal loans with a two year payoff period may limit the Unlock Wealth $ LLC Lending Series A's ability to vary its portfolio of investments in response to changes in economic and other conditions.

Furthermore, although the Manager expects that Unlock Wealth $ LLC Lending Series A's investments will be disposed of prior to any eventual dissolution, Unlock Wealth $ LLC Lending Series A may have to sell, distribute, or otherwise dispose of its investments at a disadvantageous time as a result of any dissolution.

Management Risks

Management Has Management, Not Banking Experience

The Manager and staff of Unlock Wealth $ LLC Lending Series A have management experience, but are not, by background, trained in or experienced as bankers. Management will take professional advice on credit standards and conditions, but cannot guarantee the quality of all such standards or decisions.

Management Would Change If The Manager Resigns

The Unlock Wealth $ LLC Lending Series A presently only has one Manager. If the Manager, subject to its one-year notice requirement, withdraws from Unlock Wealth $ LLC Lending Series A, is terminated by the Members, for cause or otherwise, or is terminated as Manager by dissolution or bankruptcy, it may be difficult or impossible for the Members of Unlock Wealth $ LLC Lending Series A to locate a suitable replacement for the Manager. If it is unable to replace the Manager, the Unlock Wealth $ LLC Lending Series A would proceed with liquidating the Unlock Wealth $ LLC Lending Series A's Assets, which may or may not be able to be successfully executed.

Risk of Litigation



FP: truCrowd

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

The Unlock Wealth $ LLC Lending Series A's investment activities may include activities that will subject it to the risks of becoming involved in litigation by third parties. The expense of defending claims against Unlock Wealth $ LLC Lending Series A by third parties and paying any amounts pursuant to settlements or judgments would be borne by Unlock Wealth $ LLC Lending Series A and would reduce net assets and could require the Members to return distributed capital and earnings to Unlock Wealth $ LLC Lending Series A. The Manager, and its Affiliates will be indemnified by Unlock Wealth $ LLC Lending Series A in connection with such litigation, subject to certain conditions.

Lender Liability Risks Including Equitable Subordination

In recent years, a number of judicial decisions in the U.S. have upheld the right of Borrowers to sue lending institutions on the basis of various evolving legal theories (collectively termed lender liability). Generally, lender liability is founded upon the premise that an institutional lender has violated a duty (whether implied or contractual) of good faith and fair dealing owed to the Borrower or has assumed a degree of control over the Borrower resulting in creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Because of the nature of certain of the Unlock Wealth $ LLC Lending Series A s investments, the Unlock Wealth $ LLC Lending Series A could be subject to allegations of lender liability. In addition, under common law principles that, in some cases, form the basis for lender liability claims, if a lending institution (a) intentionally takes an action that results in the undercapitalization of a Borrower to the detriment of other creditors of such Borrower, (b) engages in other inequitable conduct to the detriment of such other creditors, (c) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (d) uses its influence as an equity holder to dominate or control a Borrower to the detriment of the other creditors of such Borrower, a court applying bankruptcy laws may elect to subordinate the claim of the offending lending institution to the claims of the disadvantaged creditor or creditors, a remedy called equitable subordination. The Unlock Wealth $ LLC Lending Series A could be subject to claims from creditors of an obligor that Unlock Wealth $ LLC Lending Series A investments in debt obligations of such obligor should be equitably subordinated. Alternatively, in bankruptcy a court may re-characterize Unlock Wealth $ LLC Lending Series A's claims or restructure the debt using cram down provisions of the bankruptcy laws.

Risks Associated with a Changing Economic Environment

As a result of the credit crisis and the occurrence of several high-profile bankruptcies, recent government bailouts, bank failures, other negative corporate events, and certain other recent events, the financial markets have been disrupted in general and the availability and cost of capital for Unlock Wealth $ LLC Lending Series A and that of competitors have been adversely affected. If Unlock Wealth $ LLC Lending Series A's ability to access capital becomes significantly constrained, Unlock Wealth $ LLC Lending Series A's financial condition and future investments may be significantly adversely affected.

Absence of Registration Under Applicable Securities Laws

This Offering is being made under certain federal and state securities laws exemptions. As such, the Units and Notes have not been registered under the Securities Act, or applicable state securities laws. Therefore, no regulatory authority has reviewed the terms of this Offering, including the nature and amounts of the compensation, the disclosure of risks and tax consequences, and the fairness of the terms of this Offering. Further, Investors do not have


OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

all of the protection afforded in registered and/or qualified offerings, and they must judge the adequacy of disclosure and the fairness of the terms of this Offering without the benefit of prior review by any regulatory authority.

Furthermore, Unlock Wealth $ LLC Lending Series A may fail to comply with the requirements of the exemptions from registration on which it is relying. If so, the Members could rescind their purchase of Units, and Note Holders could rescind their purchase of Notes under applicable state and federal securities laws. If enough Members and Note Holders successfully sought rescission, Unlock Wealth $ LLC Lending Series A and the Manager would face severe financial demands, which would adversely affect Unlock Wealth $ LLC Lending Series A.

Absence of Regulatory Oversight

While the Unlock Wealth $ LLC Lending Series A may be considered similar to an investment company, it is not presently and does not propose in the future, to register as such under the Investment Company Act of 1940 or the laws of any other country or jurisdiction and, accordingly, the provisions of the Investment Company Act (which, among other matters, require investment companies to have a majority of disinterested directors, require securities held in custody to be individually segregated at all times from the securities of any other person and to be clearly marked to identify such securities as the property of such investment company, and regulate the relationship between the adviser and the investment company) will not be applicable to the Unlock Wealth $ LLC Lending Series A. In addition, the Manager is not registered as an investment adviser under the Investment Advisers Act of 1940 or as a Commodity Trading Advisor under the Commodity Exchange Act (or any similar law). Furthermore, the Manager is exempt from registration with the Commodity Futures Trading Commission as a commodity pool operator.

Risk That Unlock Wealth $ LLC Lending Series A May Become Subject to the Provisions of the Investment Company Act of 1940.

The Unlock Wealth $ LLC Lending Series A intends to operate so as to not be regulated as an investment company under the Investment Company Act (as defined herein) based upon certain exemptions thereunder. Companies that are subject to the Investment Company Act must register with the SEC and become subject to various registration, governance, and reporting requirements. Compliance with such restrictions would limit the Unlock Wealth $ LLC Lending Series A flexibility and create additional financial and administrative burdens on Unlock Wealth $ LLC Lending Series A. Unlock Wealth $ LLC Lending Series A believes it can avoid these restrictions based on one or more exemptions provided for companies like Unlock Wealth $ LLC Lending Series A. Accordingly, Unlock Wealth $ LLC Lending Series A does not expect to be subject to the restrictive provisions of the Investment Company Act. If the Unlock Wealth $ LLC Lending Series A fails to qualify for exemption from registration as an investment company, its ability to conduct its business as described herein will be compromised. Any such failure to qualify for such exemption would likely have a material adverse effect on the Unlock Wealth $ LLC Lending Series A. Though the Manager does not intend to register under the Investment Advisers Act, it may be required to register under one or more state investment adviser acts (State Advisers Acts). State Advisers Acts are similar to the Investment Advisers Act but generally apply to investment advisers that are not subject to the Investment Advisers Act because of the amount of AUM or other exemptions from registration. The Manager intends to seek exemptions from such registration where possible. If the Manager does have to register under one or more State Advisers Acts, such registration may create administrative and financial burdens on the Manager.

FP: truCrowd



OFFERING STATEMENT

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Risk that the Manager May Become Subject to the Provisions of the Investment Advisers Act of 1940

The Manager has not registered as an investment adviser under the Investment Advisers Act of 1940 (the Investment Advisers Act) and intends to operate so as to not be required to register as an investment adviser with the SEC for as long as possible (based upon certain exemptions thereunder). Specifically, investment advisers are not required to register under the Investment Advisers Act so long as they have less than $110 million in AUM. If or when the Manager exceeds that threshold, unless it is eligible for another exemption, it will be required to register under the Investment Advisers Act and will be subject to various restrictive provisions provided for therein. The Manager cannot determine at this time, what, if any, impact such registration and restrictions will have on its business or the business of Unlock Wealth $ LLC Lending Series A.

Recent and Anticipated Legislative and Regulatory Activity

The U.S. Congress, the SEC, and other regulators have taken, or represented that they may take, action to increase or otherwise modify the laws, rules, and regulations applicable to techniques and instruments in which Unlock Wealth $ LLC Lending Series A may invest. New (or modified) laws, rules, and regulations may prevent, or significantly limit the ability of, the Manager from using certain such instruments or from engaging in such transactions. This may impair the ability of the Manager to carry out Unlock Wealth $ LLC Lending Series A investment strategy and may otherwise have an adverse impact on the Unlock Wealth $ LLC Lending Series A's returns. Compliance with such new or modified laws, rules, and regulations may also increase the Unlock Wealth $ LLC Lending Series A's expenses and therefore, may adversely affect Unlock Wealth $ LLC Lending Series A's performance. It is not possible at this time to predict with certainty what, if any, impact the new or modified regulations will have on the Manager or Unlock Wealth $ LLC Lending Series A, and it is possible that such impact could be adverse and material.

Indemnification

The Unlock Wealth $ LLC Lending Series A will be required to indemnify the Manager and certain affiliated persons and entities of the Manager for liabilities incurred in connection with the affairs of Unlock Wealth $ LLC Lending Series A. Such liabilities may be material and have an adverse effect on the returns to the Members and Note Holders. The indemnification obligation of Unlock Wealth $ LLC Lending Series A will be payable from the assets of the Unlock Wealth $ LLC Lending Series A, and Investors may be required to return certain amounts distributed to them to Unlock Wealth $ LLC Lending Series A the indemnity obligations of the Unlock Wealth $ LLC Lending Series A.

Risks Specific to Members

Units are not Liquid / Restrictions on Withdrawal of Member Capital

Members will be required to hold their Units for a minimum of 2 years (theSubscription Period) before they may request Redemption. Redemption requests for reasons of financial hardship or emergency during the Subscription Period may be considered on a case by case basis subject to a penalty (the Redemption Fee) up to 5% of the then current Unit Price. The Manager shall have no obligation to consider any hardship Redemption requests during the


OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Lockup Period and shall be entitled to charge a higher or lower Redemption Fee. All Redemption Fees charged and collected will be considered income to the Fund.

After the Subscription Period, Redemption requests will be considered on a first come, first served basis. Members will have the right to request a Redemption at any time. A Member shall be required to provide the Manager a 90-day notice for any Redemption request. Any Units purchased by Members via the Reinvestment Option shall be considered, for purposes of any Redemption requests, to tag along with the original date of purchase of the Units for which the Reinvestment Units are associated.

The Manager shall have no obligation to grant any particular Redemption request and shall retain sole discretion as to whether or not to redeem any Unit. No Member will be given priority for Redemption over any other Member for any reason other than the date upon which the request was made. The Manager may redeem Membership Units Pari Passu at any time at the then current Unit Price in its sole discretion without penalty to the Manager or the Fund.

All of the above parameters notwithstanding, the Manager will endeavor to manage the Fund in such a manner as to be able to accommodate Redemption requests at any time after the Lockup Period as consistently as possible. If any redemption request is not completed within 180 days of request, the manager shall be restricted from making new loans until the redemption has been made in full.

Restrictions on Transfer of Units

The Units are restricted as to transfer under the state and federal tax and securities laws. In order to preserve Unlock Wealth $ LLC Lending Series A's status as a limited liability company and prevent taxable status as a corporation, Members will not be free to sell or transfer Units without consent from the Manager. There is no market for the Units, public or private, and there is no likelihood that one will ever develop. Members must be prepared to hold their Units as a long-term investment. To comply with applicable tax and securities laws, the Manager may refuse advice to consent to a transfer or assignment of Units.

Rights of Members are Restricted

No Member can exercise control over Unlock Wealth $ LLC Lending Series A affairs, which is entirely in the hands of the Manager. Voting by the Members is provided in a limited number of specific situations.

CONFLICTS OF INTEREST

The Unlock Wealth $ LLC Lending Series A is subject to various conflicts of interest arising out of its relationship with the Manager. None of the agreements and arrangements between the Unlock Wealth $ LLC Lending Series A and the Manager, including those relating to compensation, resulted from arm's length negotiations. In addition, no assurances can be made that other conflicts of interest will not arise in the future. These conflicts of interest include, but are not limited to, the following:

FP: truCrowd



OFFERING STATEMENT

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Receipt of Management Fee by the Manager

Such Management Fee is intended to compensate the Manager for its services and was not negotiated on an arm's length basis. Since absent the existence of a Management Fee, Members might receive a higher rate of return, the interests of the Manager and the Investors are adverse in this respect.

Competition by the Unlock Wealth $ LLC Lending Series A with Other Affiliated Companies

The Manager and its members may engage for their own accounts or for the accounts of others in other business ventures, including other public or private limited partnerships or limited liability companies. Neither the Unlock Wealth $ LLC Lending Series A nor any holder of a Unit or Note issued by Unlock Wealth $ LLC Lending Series A is entitled to an interest therein. The Manager's members may invest in real estate or other activities similar to those of Unlock Wealth $ LLC Lending Series A for their own accounts and expect to continue to do so. The UNLOCK WEALTH $ LLC LENDING SERIES A CROWDFUNDING OFFERING's investment objectives and underwriting criteria may differ substantially from those of additional real estate investment programs sponsored by the Manager.

The Manager and its members may be members or managers of other entities which have investment objectives that have some similarities to Unlock Wealth $ LLC Lending Series A, which may cause the Manager's members to pursue investments that are competitive with those of the Unlock Wealth $ LLC Lending Series A. However, the decision as to the suitability of the investment by Unlock Wealth $ LLC Lending Series A will be determined by the Manager in its sole discretion.

Other Investments

Personnel of the Manager and its respective Affiliates involved in managing and executing responsibilities of the Manager may have investments in other interests sponsored by or affiliated with the Manager as well as investments in non-affiliates. The performance of and financial returns on such other investments may be at odds with those of Unlock Wealth $ LLC Lending Series A.

Diverse Membership

The Investors may include taxable and tax-exempt persons and entities and may include persons or entities organized in various jurisdictions including foreign investors. As a result, conflicts of interest may arise in connection with decisions made by the Manager that may be more beneficial for one type of Member than for another type of Member. In addition, the Manager may make investments for Unlock Wealth $ LLC Lending Series A that may have a negative impact on other investments made by certain Investors in separate transactions. In selecting investments appropriate for the Unlock Wealth $ LLC Lending Series A, the Manager will consider the investment objectives of the Unlock Wealth $ LLC Lending Series A as a whole, not the investment, tax, or other objectives of any Member individually.

Broker/Dealer Representatives may receive Equity in the Manager or other Compensation

In connection with this Offering, the Manager may employ one or more licensed Broker/Dealer and/or Registered Investment Advisors (RIA) to locate interested Investors. Therefore, it may be in a Broker/Dealer and/or RIA's best



FP: truCrowd

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

interest to sell the Units to Investors, and that Broker/Dealer and/or RIA may potentially not have the Investor's best interests in mind. Additionally, if the Broker/Dealer and/or RIA were given an equity interest in the Manager, a portion of the Management Fee paid by the Unlock Wealth $ LLC Lending Series A would be paid to the Broker/Dealer and/or RIA.

Lack of Separate Representation

The Manager and Unlock Wealth $ LLC Lending Series A are not represented by separate counsel. The attorneys and other experts who have prepared the documents for this Offering also perform other services for the Manager. This representation will continue.

TAX ASPECTS OF THE OFFERING

THE TAX CONSIDERATIONS RELATING TO HE PURCHASE, OWNERSHIP AND DISPOSITION OF THE MEMBERSHIP INTERESTS AND/OR THE NOTES ARE SIGNIFICANT AND COMPLEX. IT IS IMPOSSIBLE FOR ANY MEMORANDUM SUCH AS THIS TO ADDRESS ALL OF THE TAX CONSIDERATIONS THAT MAY BE RELEVANT TO HOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES OR TO HOLDERS SUBJECT TO SPECIAL RULES UNDER U.S. FEDERAL INCOME TAX LAWS.

THEREFORE, ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR INDIVIDUAL TAX ADVISORS WITH RESPECT TO THE TAX RAMIFICATIONS OF ANY INVESTMENT IN, OR HOLDING OF, ANY SECURITY OF THE FUND.

THIS UNLOCK WEALTH $ LLC LENDING SERIES A CROWDFUNDING OFFERING IS NOT A TAX-ORIENTED INVESTMENT. AN INVESTMENT IN THE NOTES WILL NOT REDUCE THE CUMULATIVE TAX LIABILITY OF ANY INVESTOR.

SPECIAL NOTICE AND DISCLAIMER:

U.S. Partnership Tax Audit Risk

Under current law, the Fund, which intends to be treated as a partnership for U.S. tax purposes, will be required to file a tax return with the IRS. If the tax returns of the Fund are audited by the IRS, the tax treatment of the Fund's income and deductions generally is determined at the Fund level and U.S. tax deficiencies arising from the audit, if any, are paid by the Members that were partners for U.S. tax purposes in the year subject to the audit. The Bipartisan Budget Act of 2015 (BBA), changed many of the rules relating to the Tax Matters Member or Partnership Representative and their representation of the entity (in this case the Fund) with respect to all tax matters. Specifically, under the general rule imposed under new legislation, an audit adjustment of the Fund's tax return filed or required to be filed for any tax year beginning during or after 2018 (Filing Year) could result in a tax liability (including interest and penalties) imposed on the Fund for the year during which the adjustment is determined (the Adjustment Year). The tax liability generally is determined by using the highest tax rates under the Code applicable to U.S. taxpayers, in which case any Adjustment Year partners of the Fund would bear the audit tax liability at significantly higher rates (including interest and penalties) arising from audit adjustments and in amounts that are unrelated to their Filing Year economic interests in the Fund partnership items that were adjusted.


OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

To mitigate the potential adverse consequences of the general rule, the Fund may be able to elect to pass through such audit adjustments for any year to the Members who were partners in the Fund for the Filing Year (instead of those who are partners/members in the Adjustment Year), in which case those partners generally would be responsible for the payment of any tax deficiency, determined after including their shares of the adjustments on their tax returns for the Adjustment Year. The ramifications of the BBA changes to the audit procedures and rules could be significant, and prospective investors are strongly encouraged to consult with competent and experienced tax advisors and counsel with respect to the BBA changes, before making an investment in the Fund.

AS REQUIRED BY U.S. TREASURY REGULATIONS GOVERNING TAX PRACTICE, YOU ARE HEREBY ADVISED THAT ANY WRITTEN TAX ADVICE CONTAINED HEREIN WAS NOT WRITTEN OR INTENDED TO BE USED (AND CANNOT BE USED) BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE OF THE UNITED STATES; THE ADVICE WAS PREPARED TO SUPPORT THE PROMOTION OR MARKETING OF TRANSACTIONS OR MATTERS ADDRESSED BY THE WRITTEN ADVICE; AND PROSPECTIVE INVESTORS REVIEWING THIS DISCUSSION SHOULD CONSULT THEIR OWN TAX ADVISERS CONCERNING THE U.S. FEDERAL, STATE, AND LOCAL NCOME TAX CONSEQUENCES IN THEIR PARTICULAR SITUATIONS OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF INTERESTS, AS WELL AS ANY CONSEQUENCES UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

ERISA CONSIDERATIONS

In considering the acquisition of Units to be held as a portion of the assets of an employee benefit plan within the meaning of Section 3(3) of ERISA (a Benefit Plan or Plan), a Plan fiduciary, taking into account the facts and circumstances of such trust, should consider, among other things: (a) the effect of the Plan Asset Regulations (Labor Regulation Section 2510.3-101) including potential prohibited transactions under the Code and ERISA; (b) whether the investment satisfies the   exclusive purpose, prudence, and diversification requirements of Sections 404(a)(l)(A),(B) and (C) of ERISA; (c) whether the investment is a permissible investment under the documents and instruments governing the plan as provided in Section 404 (a)(l)(D) of ERISA; (d) the Plan may not be able to distribute Units to participants or beneficiaries in pay status because the Manager may withhold its consent; and (e) the fact that no market will exist in which the fiduciary can sell or otherwise dispose of the Units and the Unlock Wealth $ LLC Lending Series A has no history of operations. The prudence of a particular investment must be determined by the responsible fiduciary with respect to each employee benefit plan, taking into account the facts and circumstances of the investment. Any Investor that invests Unlock Wealth $ LLC Lending Series A s belonging to a qualified retirement plan or IRA should carefully review the tax risks provisions of this Agreement as well as consult with their own tax advisors. The contents hereof are not to be construed as tax, legal, or investment advice.

PROSPECTIVE BENEFIT PLAN INVESTORS ARE URGED TO CONSULT THEIR ERISA ADVISORS WITH RESPECT TO ERISA AND RELATED TAX MATTERS, AS WELL AS OTHER MATTERS AFFECTING THE BENEFIT PLAN'S INVESTMENT IN THE UNLOCK WEALTH $ LLC CROWDFUNDNING OFFERING. MOREOVER, MANY OF THE TAX ASPECTS OF THE OFFERING DISCUSSED HEREIN ARE APPLICABLE TO BENEFIT PLAN INVESTORS WHICH SHOULD ALSO BE DISCUSSED WITH QUALIFIED TAX COUNSEL BEFORE INVESTING IN THE   UNLOCK WEALTH $ LLC LENDING SERIES A CROWDFUNDING OFFERING.


OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Usury Risk

State and federal usury laws limit the interest that lenders are entitled to receive on loans. Statutes differ in their provision as to the consequences of a usurious loan. One group of statutes requires the lender to forfeit the interest above the applicable limit or imposes a specified penalty. Under this statutory scheme, the Borrower may have the recorded mortgage or deed of trust canceled upon paying its debt with lawful interest, or the lender may foreclose, but only for the debt plus lawful interest. Under a second, more severe type of statute, a violation of the usury law results in the invalidation of the transaction, thereby permitting the Borrower to have the recorded mortgage or deed of trust canceled without any payment and prohibiting the lender from foreclosing. Transactions originated or acquired by Unlock Wealth $ LLC Lending Series A may be subject to state usury laws imposing maximum interest charges and possible penalties for violation, including restitution of excess interest and unenforceability of debt. It is expected that all loans made and acquired by the Unlock Wealth $ LLC Lending Series A will attempt to comply with state usury restrictions, and other regulations, but such compliance is not guaranteed.

Digital Operations Risk

Unlock Wealth $ LLC Lending Series A is nearly paperless, with all documents secured and managed digitally. Unlock Wealth $ LLC Lending Series A utilizes industry proven software that allows it to track and manage its investments with confidence and accuracy. However, there are risks associated with technology. Defects in software products and errors or delays in processing of electronic transactions could result in: transaction or processing errors; diversion of technical and other resources from other efforts; loss of credibility with current or potential customers; harm to reputation; or exposure to liability claims.

In addition, Unlock Wealth $ LLC Lending Series A relies on technologies supplied by third parties that may also contain undetected errors, viruses, or defects that could have a material adverse effect on the Unlock Wealth $ LLC Lending Series A's financial condition and results of operations.

The Unlock Wealth $ LLC Lending Series A's Due Diligence May Not Reveal All Factors Affecting an Investment and May Not Reveal Weaknesses in Such Investments.

There can be no assurance that the Manager's due diligence processes will uncover all relevant facts that would be material to an investment decision. Before making an investment, the Manager will assess the strength of the underlying properties and any other factors that they believe are material to the performance of the investment. In making the assessment and otherwise conducting customary due diligence, the Manager will rely on the resources available to them and, in some cases, investigations by third parties.

Reliance on Management

The Manager will make all management decisions, including Asset selection. Unlock Wealth $ LLC Lending Series A will be relying in large part on the Manager's acquisition expertise.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor



FP: truCrowd

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

THE OFFERING

9.   What is the purpose of this offering?

Unlock Wealth $ LLC is a FinTech company that focuses on community reinvestment for financially underserved populations. UW$ has developed an automated, modern lending platform to make participation in mutual no interest lending arrangements easy and effective. Members pay organizational fees to the platform, and become eligible to receive no interest loans funded by their membership contributions and by loan repayments from other members. Their opportunity for income results from their use of the loan proceeds, not from dividends or other payments from Wealth$hare.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$10,000.00	$1,070,000.00
Less: Offering Expenses	$700.00	$74,900.00
Net Proceeds	$9,300.00	$995,100.00
Use of Net Proceeds		
Legal	$1,000.00	$36,000.00
Accounting	$200.00	$25,000.00
Sales and Marketing	$1,000.00	$100,000.00
Technical Support Services	$2,500.00	$150,000.00
Insurance	$100.00	$10,000.00
Web Hosting & Domains	$500.00	$5,000.00
General Operating Capital	$4,000.00	$669,100.00
Total Use of Net Proceeds	$9,300.00	$995,100.00

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.


OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

        Convertible Note: Maturity Date: April 1, 2026
                            Interest Rate: 13%

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

    (1)   to the issuer;
    (2)   to an accredited investor;
    (3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
    (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law


OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights			Other Rights			
Membership Interest									
	100%	100%	Yes ☑	No ☐		Yes ☐	No ☐		
						Specify:			

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

None

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.


OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400



The weights for the above-mentioned valuation methods are: Scorecard (30%), Check-list (30%), Venture Capital (16%), DCF- Long Term Growth (12%), and DCF with Multiples (12%). The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre-money **$5,814,031.**

The company has elected to go with a slightly more conservative valuation of $5,000,000.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

FP: truCrowd



Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

25.   What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:



FP: truCrowd

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

NO TO ALL

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The Company has no assets and no operating history or financial results of operations. All expenses are currently contributed by Shante Davis, who will be the sole Member of the Management Series once the company is funded and commences operations.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:



Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

REVIEWED FINANCIAL STATEMENTS

Unlock Wealth $ LLC. dba Wealth$hare
Year Ended December 31, 2020
With Independent Accountant's Review Report



Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

UNLOCK WEALTH $ LLC.
dba WEALTH$HARE

Financial Statements

Year Ended December 31, 2020

Contents

1







OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Unlock Wealth $ LLC. dba Wealth$hare
Mcdonough, Georgia.

I have reviewed the accompanying financial statements of Unlock Wealth $ LLC. dba Wealth$hare, which comprises the balance sheet as of December 31, 2020, and the related statement of income, changes in members' equity, and cash flows from the period then ended, October 21, 2020 ("inception") to December 31, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
January 14, 2021

2



Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

(This page intentionally left blank.)



FP: truCrowd

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Unlock Wealth $ LLC.
dba Wealth$hare

Balance Sheets

		December 31, 2020
Assets		
Current assets:		
Cash and cash equivalents	$	-
Total current assets		-
App development (in process) *(note 2)*		57,000
Total assets	$	57,000
Liabilities and Members' Equity		
Current liabilities:		
Trade Payables		-
Credit card payable		-
Line of credit		-
Total current liabilities		-
Long-term obligations		-
Total liabilities		-
Members' equity *(note 4)*		57,000
Total members' equity		57,500
Total liabilities and members' equity	$	57,500

See Independent Accountant's Review Report.

4



FP: truCrowd

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Unlock Wealth $ LLC.
dba Wealth$hare

Statement of Operations

	Period from October 21, 2020 (inception) to December 31, 2020
Revenue	$ -
Expenses:	
Start-up expenses	1,500
Total operating expenses	1,500
Net Loss	$ (1,500)

See Independent Accountant's Review Report.

5



OFFERING STATEMENT

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Unlock Wealth $ LLC.
dba Wealth$hare

Statements of Changes in Members' Equity

	Shante Davis
Balance at date of inception (October 21, 2020)	**$ -**
Plus: Members' contributions	58,500
Less: Net loss	(1,500)
Balance at December 31, 2020	**$ 57,000**

See Independent Accountant's Review Report.

6



OFFERING STATEMENT

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Unlock Wealth $ LLC.
dba Wealth$hare

Statements of Cash Flows

	Period from October 21, 2020 (inception) to December 31, 2020
Operating activities	
Net Loss	$ (1,500)
Increase (decrease) in trades payables	-
Net cash used by operating activities	(1,500)
Investing activities	
App development	-
Net cash used in investing activities	-
Financing activities	
Proceeds from capital contribution	1,500
Net cash provided by financing activities	1,500
Net increase in cash and cash equivalents *(note 1)*	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -

Supplemental disclosures of cash flow information:

Cash paid for interest	$ -
Cash paid for income taxes	$ -

Non-cash activities:

The member has acquired 100% of ownership of Unlock Wealth $, LLC by transferring the full ownership rights to Wealth$hare Platform to the Company .

See Independent Accountant's Review Report.

7



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Unlock Wealth $ LLC.
dba Wealth$hare
Notes to Financial Statements
December 31, 2020

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Unlock Wealth $ LLC. dba Wealth$hare, (the Company) (UW$) is a development stage limited liability company was formed on October 21, 2020 ("Inception") in the state of Delaware. The financial statements of Unlock Wealth $ LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Mcdonough, Georgia.

Unlock Wealth $ LLC is a FinTech company that focuses on community reinvestment for financially underserved populations. UW$ has developed an automated, modern lending platform to make participation in mutual no interest lending arrangements easy and effective. Members pay organizational fees to the platform, and become eligible to receive no interest loans funded by their membership contributions and by loan repayments from other members. Their opportunity for income results from their use of the loan proceeds, not from dividends or other payments from Wealth$hare.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions, such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission). A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: public health epidemics or outbreaks, recession, downturn or otherwise, government policies. These adverse conditions could affect the Company's financial condition and the results of its operations.

In addition, more established companies that currently have products on the market and/or in development may succeed in developing and marketing competing equivalent services earlier than us, or superior service than those developed by us. During the next 12 months, the Company intends to operate largely with funding from founders, and our Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required

See Independent Accountant's Review Report.

8



FP: truCrowd

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Unlock Wealth $ LLC.
dba Wealth$hare
Notes to Financial Statements (continued)
December 31, 2020

to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from three to seven years. Repairs and maintenance performed on equipment or software are expensed as incurred.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

See Independent Accountant's Review Report

9



FP: truCrowd

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Unlock Wealth $ LLC.
dba Wealth$hare
Notes to Financial Statements (continued)
December 31, 2020

2. Wealth$hare Platform

Wealth$hare Platform was developed over one year period time, under the guidance of founding member and is transferred to the UW$ for a 100% stock ownership (see note 4). As of the issuance of these financial statement, the platform is work-in-process. The company has decided that software has indefinite life.

3. Income Taxes

At year-end, the Company has retained its election to be taxed as a partnership for federal and state tax purposes. Accordingly, the Company is not subject to income taxes in any jurisdiction. Each member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

4. Membership Units

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the membership units, are as follow:

Each unit is entitled to one vote.

Founding member transferred the rights of Wealth$hare platform and is sole member of the Company (see note 2).

5. Commitments and Contingencies

As of the date of issuance of financials January 14, 2021, the company has no commitments or contingencies

6. Subsequent Events

Management has evaluated subsequent events through January 14, 2021, the date on which the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to our disclosures in the reviewed financial statements except for the transaction described below.

See Independent Accountant's Review Report.

10

FP: truCrowd



OFFERING STATEMENT

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:

        (A)   association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        (B)   engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        (C)   engaging in savings association or credit union activities? ☐ Yes ☑ No

    (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    (ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    (iii)   bars such person from being associated with any entity or from participating in

FP: truCrowd



OFFERING STATEMENT

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    (ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

    (1)   any other material information presented to investors; and

    (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules. Specifically - on November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year by including Audited Financials. These rules took effect on March 15th, 2021. We may elect to amend our offering to include Audited Financials and adjust the Offering Maximum to $5,000,000.


OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: APRIL 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: unlockwealthshare.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g,
        77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
        10.   Add § 240.12g-6 to read as follows:

§   **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

FP: truCrowd



Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

EXHIBIT A
SAMPLE FORM OF CONVERTIBLE NOTE

THIS NOTE (the "SECURITIES") HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE, AND IS BEING OFFERED AND SOLD PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. THIS SECURITY MAY NOT BE SOLD OR TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR SUCH OTHER LAWS.

Company: Unlock Wealth $ LLC
Maturity Date: April 1, 2026
Principal Amount: $ _____
Interest Rate: 13%
Conversion Option: At the Maturity Date, the Company shall repay the outstanding Principal Amount plus accrued interest or, at the option of the Company, shall convert all or any portion of the outstanding Principal Amount of this Note and accrued and unpaid interest thereon, into Securities of the Company's common equity units, as provided for herein.

Unlock Wealth $ LLC, a State of Delaware Limited Liability Company (the "Company') and any successor or resulting corporation or other business entity by way of merger, consolidation, sale or exchange of all or substantially all of the assets or otherwise (the **"Company"**), for value received, hereby promises to pay to the Holder (as such term is hereinafter defined), or such other Person (as such term is hereinafter defined) upon order of the Holder, on the Maturity Date, the Principal Amount (as such term is hereinafter defined), as such sum may be adjusted pursuant to Article 3, and to pay interest thereon from the Closing Date, at the rate of 13% per annum (the **"Note Interest Rate"**), with interest payable annually on the 31st day of December and, if not yet paid, at maturity. All interest payable on the Principal Amount of this Note shall be calculated on the basis of a 360-day year for the actual number of days elapsed. Payment of principal or interest of this Note shall be in cash or, at the option of the Company and if Holder elects, in Securities of Common Stock of the Company as more fully set forth herein.

DEFINITIONS

Definitions. The terms defined in this Article whenever used in this Note have the following respective meanings:
"Affiliate" has the meaning ascribed to such term in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.
"Bankruptcy Code" means the United States Bankruptcy Code of 1986, as amended (11 U.S.C. §§ 101 et. Seq.).
"Business Day" means a day other than Saturday, Sunday or any day on which banks located in the State of Delaware are authorized or obligated to close.
"Capital Securities" or **"Common Securities"** means Securities of the Company's Common Stock or Management Series Class B Membership Interests, depending on whether the Company is an LLC or Corporation at the time of conversion.

FP:  truCrowd

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

"Management Series Class B Membership Interest" means Class B Membership Interests in the Management Series. The rights of such Membership Interests are as outlined in the Operating Agreement of the Management Series of Unlock Wealth $ LLC.

"Membership Issued at Conversion", when used with reference to the securities deliverable upon conversion of this Note, means all Common Securities now or hereafter outstanding and securities of any other class or series into which this Note hereafter shall have been changed or substituted, whether now or hereafter created and however designated.

"Conversion" or **"conversion"** means the repayment by the Company of the Principal Amount and interest of this Note by the delivery of Common Securities on the terms provided in Section 3.2, and **"convert," "converted," "convertible"** and like words shall have a corresponding meaning.

"Conversion Date" means any day on which all or any portion of the Principal Amount or interest of this Note is converted in accordance with the provisions hereof.

"Conversion Notice" means a written notice of conversion substantially in the form annexed hereto as Exhibit B.

"Conversion Ratio" on any date of determination means the applicable ratio for the conversion of this Note into Common Securities on such day as set forth in Section 3.1.

"Note" or **"Notes"** means this Convertible Note of the Company or such other convertible Note(s) exchanged therefor as provided in Section 2.1.

"Event of Default" has the meaning set forth in Section 6.1.

"Holder" means the person or entity to which this Note is issued, any successor thereto, or any Person to whom this Note is subsequently transferred in accordance with the provisions hereof.

"Maximum Rate" has the meaning set forth in Section 6.3.

"Outstanding" when used with reference to Common Securities or Capital Securities (collectively, **"Securities"**) means, on any date of determination, all issued and outstanding Securities, and includes all such Securities issuable in respect of outstanding scrip or any certificates representing fractional interests in such Securities; provided, however, that any such Securities directly or indirectly owned or held by or for the account of the Company or any Subsidiary of the Company shall not be deemed **"Outstanding"** for purposes hereof.

"Person" means an individual, a corporation, a partnership, an association, a limited liability company, an unincorporated business organization, a trust or other entity or organization, and any government or political subdivision or any agency or instrumentality thereof.

"Principal Amount" means, for any date of calculation, the principal sum set forth in the first paragraph of this Note.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder, all as in effect at the time.

"Subsidiary" means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are owned directly or indirectly by the Company.

All references to "cash" or "$" herein mean currency of the United States of America.

ARTICLE 2
EXCHANGES, TRANSFER AND REPAYMENT

FP:  truCrowd

OFFERING STATEMENT

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

SECTION 2.1   Registration of Transfer of Notes. This Note, when presented for registration of transfer, shall (if so, required by the Company) be duly endorsed, or be accompanied by a written instrument of transfer in form reasonably satisfactory to the Company duly executed, by the Holder duly authorized in writing.

SECTION 2.2   Loss, Theft, Destruction of Note. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Note and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Note, the Company shall make, issue and deliver, in lieu of such lost, stolen, destroyed or mutilated Note, a new Note of like tenor and unpaid Principal Amount dated as of the date hereof. This Note shall be held and owned upon the express condition that the provisions of this Section 2.2 are exclusive with respect to the replacement of a mutilated, destroyed, lost or stolen Note and shall preclude any and all other rights and remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement of negotiable instruments or other securities without the surrender thereof.

SECTION 2.3   Who Deemed Absolute Owner. The Company may deem the Person in whose name this Note shall be registered upon the registry books of the Company to be, and may treat it as, the absolute owner of this Note (whether or not this Note shall be overdue) for the purpose of receiving payment of or on account of the Principal Amount of this Note, for the conversion of this Note and for all other purposes, and the Company shall not be affected by any notice to the contrary. All such payments and such conversions shall be valid and effectual to satisfy and discharge the liability upon this Note to the extent of the sum or sums so paid or the conversion or conversions so made.

SECTION 2.4   Repayment of Interest. Interest shall accrue at the rate of thirteen percent (13%) per annum payable annually on December 31st or, to the extent unpaid, in arrears at maturity.

SECTION 2.5   Repayment at Maturity. At the Maturity Date, the Company shall repay the outstanding Principal Amount plus accrued interest or, at the option of the Holder, shall convert all or any portion of the outstanding Principal Amount of this Note, into Common Securities, as provided for herein.

SECTION 2.6   Buy-Back Option. In addition to the termination rights set forth in Exhibits A, B, and/or C, the Company may terminate this Agreement at any time after the first 180 days with or without cause, such termination right hereinafter referred to as the "Buy-Back Option"). In the event the Company exercises its Buy-Back Option pursuant to this Section 2.6, the Company shall make a one-time payment to the holder (such payment hereinafter referred to as the "Buy-Back Option Fee"). This Buy-Back Option shall apply to either the Note or, if the Note has been converted to Common Securities, to such interests. The Buy-Back Option Fee shall be an amount equal to the current value of the security (principal investment amount plus any interest accrued as of the execution date of the Buy-Back Option). In the event the Company exercises its Buy-Back Option, the agreement shall be considered complete.

ARTICLE 3
CONVERSION OF NOTE

FP: truCrowd



OFFERING STATEMENT

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

SECTION 3.1   Conversion; Conversion Ratio; Valuation Event. At the option of the Company and Holder's election if offered at maturity, this Note may be converted, either in whole or in part, up to the full Principal Amount plus accrued interest hereof into Common Securities (calculated as to each such conversion to the nearest whole unit, at any time and from time to time on any Business Day, subject to compliance with Section 3.2.).

SECTION 3.2   Exercise of Conversion Privilege. (a) Conversion of this Note may be exercised, if offered by Company, at any time upon sixty (60) days advance notice to the Company prior to the date of conversion (the "Conversion Date"). The Company shall convert this Note and issue the Common Securities Issued at Conversion in the manner provided below in this Section 3.2, and all voting and other rights associated with the beneficial ownership of the Common Securities Issued at Conversion shall vest with the Holder, effective as of the Conversion Date at the time specified in the Conversion Notice. The Conversion Notice also shall state the name or names (with addresses) of the persons who are to become the holders of the Common Stock Issued at Conversion in connection with such conversion. As promptly as practicable after the receipt of the Conversion Notice as aforesaid, but in any event not more than sixty (60) Business Days after Holder's delivery of such Conversion Notice, the Company shall (I) issue the Common Securities Issued at Conversion in accordance with the provisions of this Article 3 and (ii) cause to be mailed for delivery by overnight courier a certificate or certificate(s) representing the number of Common Securities to which the Holder is entitled by virtue of such conversion, and cash, as provided in Section 3.3, as applicable, representing the amount of accrued and unpaid interest on this Note as of the Conversion Date. Such conversion shall be deemed to have been effected at the time at which the Conversion Notice indicates, and at such time the rights of the Holder of this Note, as such (except if and to the extent that any Principal Amount thereof remains unconverted), shall cease and the Person and Persons in whose name or names the Common Stock Issued at Conversion shall be issuable shall be deemed to have become the holder or holders of record of the Common Securities represented thereby, and all voting and other rights associated with the beneficial ownership of such Common Securities shall at such time vest with such Person or Persons. The Conversion Notice shall constitute a contract between the Holder and the Company, whereby the Holder shall be deemed to subscribe for the number of Common Securities which it will be entitled to receive upon such conversion and, in payment and satisfaction of such subscription to surrender this Note and to release the Company from all liability thereon (except if and to the extent that any Principal Amount thereof remains unconverted).

SECTION 3.3   Fractional Securities. No fractional Common Securities or scrip representing fractional Common Securities shall be delivered upon conversion of this Note. Instead of any fractional Common Securities which otherwise would be delivered upon conversion of this Note, the Company shall round up to the next whole unit. No cash payment of less than $1.00 shall be required to be given unless specifically requested by the Holder.

SECTION 3.4   Surrender of Notes. Upon any redemption of this Note or upon maturity, the Holder shall either deliver this Note by hand to the Company at its principal executive offices or surrender the same to the Company at such address by nationally recognized overnight courier. Payment of the redemption price or the amount due on maturity shall be made by the Company to the Holder against receipt of this Note (unless converted and paid in common stock) by wire transfer of immediately available funds to such


OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

account(s) as the Holder shall specify by written notice to the Company (if the Company has not elected to pay this Note with Securities of its Common Stock.

SECTION 3.5   Company Sale Or Reorganization. The Common Securities of the Company may be sold or reorganized at any time without the consent of Note Holders or to holders of Common Securities of the Company. Any amounts due and payable under the Note or to holders of Common Securities of the Company shall still be due and payable by the Company's successors and assigns.

ARTICLE 4
STATUS: RESTRICTIONS ON TRANSFER

SECTION 4.1   Status of Note. This Note constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms subject, as to enforceability, to general principles of equity and to principles of bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting creditors' rights and remedies generally.

SECTION 4.2   Restrictions on Transfer. This Note, and any Common Securities deliverable upon the conversion hereof, have not been registered under the Securities Act. The Holder by accepting this Note agrees that this Note and the Securities of Common Stock to be acquired as interest on and upon conversion of this Note may not be assigned or otherwise transferred unless and until (I) the Company has received the opinion of counsel for the Holder that this Note or such Securities may be sold pursuant to an exemption from registration under the Securities Act, or (ii) a registration statement relating to this Note or such Securities has been filed by the Company and declared effective by the SEC, and (iii) the Company has consented to the transfer, which consent may be withheld for any reason the Company deems sufficient, without compensation due to the holder.
.
Each certificate for Common Securities of the Company deliverable hereunder shall bear a legend as follows unless and until such securities have been sold pursuant to an effective registration statement under the Securities Act:

"The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). The securities may not be offered for sale, sold or otherwise transferred except (I) pursuant to an effective registration statement under the Securities Act or (ii) pursuant to an exemption from registration under the Securities Act in respect of which the issuer of this certificate has received an opinion of counsel satisfactory to the issuer of this certificate to such effect. Copies of the agreement covering both the purchase of the securities and restrictions on their transfer may be obtained at no cost by written request made by the holder of record of this certificate to the Secretary of the issuer of this certificate at the principal executive offices of the issuer of this certificate. No transfer is allowed without the consent of the issuer, which may be withheld without compensation to the holder for any reason deemed appropriate by the issuer."

ARTICLE V.
COVENANTS

FP: truCrowd



Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

SECTION 5.1   Compliance with Laws. So long as this Note shall be outstanding, the Company shall comply with all applicable laws, ordinances, rules, regulations and requirements of governmental authorities, except for such noncompliance which would not have a material adverse effect on the business, properties, prospects, condition (financial or otherwise) or results of operations of the Company and any Subsidiaries.

SECTION 5.2   Inspection of Property, Books and Records. So long as this Note shall be outstanding, the Company shall keep proper books of record and account in which full, true and correct entries shall be made of all material dealings and transactions in relation to its business and activities and shall permit representatives of the Holder at the Holder's expense to visit and inspect any of its respective properties, to examine and make abstracts from any of its respective books and records, not reasonably deemed confidential by the Company, and to discuss its respective affairs, finances and accounts with its respective officers and independent public accountants, all at such reasonable times and as often as may reasonably be desired.

ARTICLE VI.
EVENTS OF DEFAULT; REMEDIES

SECTION 6.1   Events of Default. **"Event of Default"** wherever used herein means any one of the following events:

A. The Company shall default in the payment of principal or interest on this Note as and when the same shall be due and payable and, such default shall continue for ten (10) Business Days after the date such payment was due, or the Company shall fail to perform or observe any other covenant, agreement, term, provision, undertaking or commitment under this Note, and such default shall continue for a period of ten (10) Business Days after the delivery to the Company of written notice that the Company is in default hereunder or thereunder;

B. Any of the representations or warranties made by the Company herein, shall be false or misleading in a material respect on the Closing Date.

C (i)The Company or any Subsidiary admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, (ii.) institutes or has instituted against it any proceeding seeking to adjudicate it a bankrupt or insolvent, (iii.) liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding involving or affecting its creditors or (iv) the entry of an order for relief or the appointment of a receiver, trustee or other similar person for it or for any substantial part of its properties and assets, and in the case of any such official proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of sixty (60) calendar days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties and assets) occurs or (v) takes any corporate action to authorize any of the above actions;

         D. The entry of a decree or order by a court having jurisdiction in the premises adjudging the Company or any Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking

FP: truCrowd

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

reorganization, arrangement, adjustment or composition of or in respect of the Company under the Bankruptcy Code or any other applicable Federal or state law, or appointing a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Company or of any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and any such decree or order continues and is unstayed and in effect for a period of sixty (60) calendar days;

E. The institution by the Company or any Subsidiary of proceedings to be adjudicated a bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the Bankruptcy Code or any other applicable federal or state law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as and when they become due, or the taking of corporate action by the Company in furtherance of any such action; or

F. It becomes unlawful for the Company to perform or comply with its obligations under this Note in any respect.

SECTION 6.2   Acceleration of Maturity; Rescission and Annulment. If an Event of Default occurs and is continuing, then and in every such case the Holder may, by a notice in writing to the Company, rescind any outstanding Conversion Notice and declare that all amounts owing or otherwise outstanding under this Note are immediately due and payable and upon any such declaration this Note shall become immediately due and payable in cash or common stock together with all accrued and unpaid interest thereon at the option of the Holder.

SECTION 6.3   Maximum Interest Rate. In the event of a Default, the Default Interest Rate shall be 13% per annum. Notwithstanding anything herein to the contrary, if at any time the applicable interest rate as provided for herein shall exceed the maximum lawful rate which may be contracted for, charged, taken or received by the Holder in accordance with any applicable law (the **"Maximum Rate"**), the rate of interest applicable to this Note shall be limited to the Maximum Rate. To the greatest extent permitted under applicable law, the Company hereby waives and agrees not to allege or claim that any provisions of this Note could give rise to or result in any actual or potential violation of any applicable usury laws.

SECTION 6.4   Remedies Not Waived. No course of dealing between the Company and the Holder or any delay in exercising any rights hereunder shall operate as a waiver by the Holder.

SECTION 6.5 Remedies. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder, by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Note will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Note, that the Holder shall be entitled to all other available remedies at law or in equity, and in addition to the penalties assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Note and to enforce specifically the terms and provisions thereof, without the necessity of showing economic loss and without any bond or other security being required.


OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

ARTICLE VII.
MISCELLANEOUS

SECTION 7.1   Notice of Certain Events. In the case of the occurrence of any event described in Section 3.5 of this Note, the Company shall cause to be mailed to the Holder of this Note at its last address as it appears in the Company's security registry, at least twenty (20) days prior to the applicable record, effective or expiration date hereinafter specified (or, if such twenty (20) days' notice is not possible, at the earliest possible date prior to any such record, effective or expiration date), a notice thereof, including, if applicable, a statement of (1) the date on which a record is to be taken for the purpose of such reorganization event or sale, or (2) the date on which such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding-up is expected to become effective, and the date as of which it is expected that holders of record of Common Securities of the Company will be entitled to exchange their Securities for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale transfer, dissolution, liquidation or winding-up, or if no such rights are to be provided, then the effective date of reorganization or sale along with notice that the Note or Common Securities of the Company shall continue as above specified, with the address for communications to the Company as reorganized or to the new owner, if sold.

SECTION 7.2   Withholding. To the extent required by applicable law, the Company may withhold amounts for or on account of any taxes imposed or levied by or on behalf of any taxing authority in the United States having jurisdiction over the Company from any payments made pursuant to this Note.

SECTION 7.3   Transmittal of Notices. Except as may be otherwise provided herein, any notice or other communication or delivery required or permitted hereunder shall be in writing and shall be delivered personally or sent by telecopier machine or by a nationally recognized overnight courier service, and shall be deemed given when so delivered personally, or by telecopier machine or overnight courier to the Company at its principal place of business or to the Holder as indicated on the Subscription Agreement.
Each Holder or the Company may change the foregoing address by notice given pursuant to this Section 7.3.

SECTION 7.4   Governing Law. This Note shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to conflicts of laws principles). With respect to any suit, action or proceedings relating to this Note, the Company irrevocably submits to the exclusive jurisdiction of the courts of the State of Georgia, Henry County of and the United States District Court having jurisdiction in cases arising in Henry County, Georgia and hereby waives, to the fullest extent permitted by applicable law, any claim that any such suit, action or proceeding has been brought in an inconvenient forum. Subject to applicable law, the Company agrees that final judgment against it in any legal action or proceeding arising out of or relating to this Note shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which judgment shall be conclusive evidence thereof and the amount of its indebtedness, or by such other means provided by law.

SECTION 7.5 Waiver of Jury Trial. To the fullest extent permitted by law, each of the parties hereto hereby knowingly, voluntarily and intentionally waives its respective rights to a jury trial of any claim or cause of action based upon or arising out of this Note or any other document or any dealings between them relating

FP: truCrowd



OFFERING STATEMENT

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

to the subject matter of this Note and other documents. Each party hereto (i) certifies that neither of their respective representatives, agents or attorneys has represented, expressly or otherwise, that such party would not, in the event of litigation, seek to enforce the foregoing waivers and (ii) acknowledges that it has been induced to enter into this Note by, among other things, the mutual waivers and certifications herein.

SECTION 7.6 Headings. The headings of the Articles and Sections of this Note are inserted for convenience only and do not constitute a part of this Note.

SECTION 7.7 Payment Dates. Whenever any payment hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

SECTION 7.8 Binding Effect. Each Holder by accepting this Note agrees to be bound by and comply with the terms and provisions of this Note.

SECTION 7.9 No Membership Rights. Except as otherwise provided herein, this Note shall not entitle the Holder to any of the rights of a Member of the Company, including, without limitation, the right to vote, to receive dividends and other distributions, or to receive any notice of, or to attend, meetings of stockholders or any other proceedings of the Company, unless and to the extent converted into Common Securities of the Company in accordance with the terms hereof and the rights of such interest holders as specified in the Operating Agreement of the Management Series of Unlock Wealth $ LLC.

IN WITNESS WHEREOF, the Company has caused this Note to be signed by its duly authorized officer on the date of this Note.

Unlock Wealth $ LLC Management Series

By: _____
        Shante Davis, Managing Member
COUNTERPART SIGNATURE PAGE TO FORM OF PROMISSORY NOTE
The undersigned desires to loan the Company the Principal Amount shown and indicated on the Subscription Page. The Subscription Page is attached hereto but *not* incorporated herein. The undersigned agrees to abide by all the terms and conditions of the Note as reflected in the Form of Note purchased by the undersigned hereby.

IN WITNESS WHEREOF, the undersigned has executed this counterpart signature page to the Form of the Note as of the last date written below.



OFFERING STATEMENT

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Date: _____ Signature: _____

Name: _____

Title: _____

Second signatory if applicable
Date: _____ By: _____

Name: _____

Title: _____

EXHIBIT B
NOTE CONVERSION NOTICE
FOR Common Securities of the Company

TO: Unlock Wealth $ LLC Management Series (the **"Company"**)

The undersigned hereby irrevocably exercises its option offered by Company to convert $_____ Principal Amount into Common Securities of the Company in accordance with the terms of the Note at the Conversion Ratio then in effect.

The number of Common Securities of the Company to be received on conversion is calculated as follows:

_____

The Common Securities of the Company and certificates therefor deliverable upon conversion, and the Note reissued in the Principal Amount not being surrendered for conversion hereby plus any accrued and unpaid interest to the date of Conversion not cancelled by same, if any, shall be registered in the name of and/or delivered to the name set forth below unless a different name has been provided to the Company. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Note. The conversion pursuant hereto shall be deemed to have been effected at the date and time specified below, and at such time the rights of the Holder of the Principal Amount of the Note set forth above shall cease and the Person or Persons in whose name or names the Common Securities Issued at Conversion shall be registered shall be deemed to have become the holder or holders of record of the



OFFERING STATEMENT

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Common Securities represented thereby and all voting and other rights associated with the beneficial ownership of such Common Securities shall at such time vest with such Person or Persons.

Date and time: _____

By: _____

Title: _____

Fill in for registration of Note:
Please print name and address:

_____
(including ZIP code number):


EXHIBIT C
SUBSCRIPTION AGREEMENT


The undersigned (hereinafter "**Subscriber**") hereby confirms his/her/its subscription for the purchase of an Unlock Wealth $ LLC (the "Company", "we" "our") Convertible Note (the "**Note**" or the "Securities") in an amount as more fully set forth on the Signature Page.

In connection with this subscription, Subscriber and the Company agree as follows:

1.   Purchase and Sale of the Note.

(a)   The Company hereby agrees to issue and to sell to Subscriber, and Subscriber hereby agrees to purchase from the Company, a Note for the aggregate subscription amount set forth on the signature page hereto. The Subscriber understands that this subscription is not binding upon the Company until it is accepted by the Company. The Subscriber acknowledges and understands that acceptance of this Subscription will be made only by a duly authorized representative of the Company executing and mailing or otherwise delivering to the Subscriber at the Subscriber's address set forth herein, a counterpart copy of the signature page to this Subscription Agreement indicating the Company's acceptance of this Subscription. The Company reserves the right, in its sole discretion for any reason whatsoever, to accept or reject this subscription in whole or in part. Following the acceptance of this Subscription Agreement by the Company, the Company shall issue and deliver to Subscriber the Note subscribed for hereunder against payment in U.S. Dollars of the Purchase Price (as defined below). If this subscription is rejected, the Company and the Subscriber shall thereafter have no further rights

FP: truCrowd



Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

or obligations to each other under or in connection with this Subscription Agreement. If this subscription is not accepted by the Company, this subscription shall be deemed rejected.

(b)   Subscriber has hereby delivered and paid concurrently herewith the aggregate purchase price for the Note set forth on the signature page hereof in an amount required to purchase and pay for the Note subscribed for hereunder (the "**Purchase Price**"), which amount has been paid in U.S. Dollars by wire transfer or check, subject to collection, to the order of Prime Trust, LLC as the Escrow Agent for Unlock Wealth $ LLC.

2.   Representations and Warranties of Subscriber. Subscriber represents and warrants to the Company as follows:

(a)   Subscriber acknowledges that the proceeds from the sale of the Note will be used to enter into the cannabis industry and that cannabis remains a controlled substance under federal law and that the cultivation, possession of distribution of cannabis is a felony.

(b)   Subscriber acknowledges that the Company has never generated revenues and that there is a substantial risk that the Company will default on its obligations under the Convertible Note (the "Note").

(c)   Subscribers acknowledge that neither the Note nor the Securities of common stock that may be received on conversion of the Note will be registered under the Act on the ground that the issuance thereof is exempt under either Regulation D and/or Section 4(2) of the Act as a transaction by an issuer not involving any public offering.

(d)   Subscriber is purchasing the Note subscribed for hereby for investment purposes and not with a view to distribution or resale.

(e)   Subscriber acknowledges that there is no market for the Company's Note or the Securities of common stock that may be issued on conversion. As a result, the Securities must be held indefinitely.

(e)   Subscriber acknowledges that Subscriber has had the opportunity to ask questions of and receive answers from the Company or any authorized person acting on its behalf concerning the Company and its business and to obtain any additional information, to the extent possessed by the Company (or to the extent it could have been acquired by the Company without unreasonable effort or expense) necessary to verify the accuracy of the information received by Subscriber. The Subscriber has had the opportunity to discuss the Company's business, management and financial affairs with the Company's management or any authorized person acting on its behalf. Subscriber has received and reviewed all the information concerning

FP: truCrowd



Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

the Company both written and oral, that Subscriber desires. Without limiting the generality of the foregoing, Subscriber has been furnished with or has had the opportunity to acquire, and to review: all information that Subscriber desires with respect to the Company's business, management, financial affairs and prospects.

(f)   Subscriber acknowledges that the Subscriber has reviewed the Company's information as provided. That the Company is a new company with limited assets.

(g)   Subscriber has all requisite legal and other power and authority to execute and deliver this Subscription Agreement and to carry out and perform Subscriber's obligations under the terms of this Subscription Agreement.

(h)   Subscriber has carefully considered and has discussed with the Subscriber's legal, tax, accounting and financial advisors, to the extent the Subscriber has deemed necessary, the suitability of this investment and the transactions contemplated by this Subscription Agreement for the Subscriber's particular federal, state, local and foreign tax and financial situation and has independently determined that this investment and the transactions contemplated by this Subscription Agreement are a suitable investment for the Subscriber. Subscriber has relied solely on such advisors and not on any statements or representations of the Company or any of its agents.

(i)   Subscriber acknowledges that an investment in the Securities is speculative and involves a high degree of risk and that Subscriber can bear the economic risk of the purchase of the Securities, including a total loss of his/her/its investment.

(j)   Subscriber acknowledges that no federal, state or foreign agency has recommended or endorsed the purchase of the Securities.

(k)   Subscriber acknowledges that the Securities are and will be, when issued, "restricted securities" as that term is defined in Rule 144 of the general rules and regulations under the Act.

(l)   Subscriber understands that any and all certificates representing the Note or any securities that may be issued upon the conversion of the Note, and any and all securities issued in replacement thereof or in exchange therefore shall bear the following legend or one substantially similar thereto, which Subscriber has read and understands:

(m)   Subscriber represents that: (i) Subscriber is able to bear the economic risks of an investment in the Securities and to afford a complete loss of the investment, and (ii) (A) Subscriber could be reasonably assumed to have the ability and capacity to protect his/her/its

FP: truCrowd



OFFERING STATEMENT

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

interests in connection with this subscription; or (B) Subscriber has a pre-existing personal or business relationship with either the Company or any affiliate thereof of such duration and nature as would enable a reasonably prudent purchaser to be aware of the character, business acumen and general business and financial circumstances of the Company or such affiliate and is otherwise personally qualified to evaluate and assess the risks, nature and other aspects of this subscription.

(n)   Subscriber acknowledges that no warranties nor guarantees have been made in connection with the purchase of the Note.

3.   <u>Representations and Warranties of the Company</u>. The Company represents and warrants to Subscriber as follows:

(a)   The Company is duly organized and validly exists as a Limited Liability Company in good standing under the laws of the State of Delaware

(b)   The Company has all such corporate power and authority to enter into, deliver and perform this Subscription Agreement.

(c)   All necessary corporate action has been duly and validly taken by the Company to authorize the execution, delivery and performance of this Subscription Agreement by the Company, and the issuance and sale of the Securities to be sold by the Company pursuant to this Subscription Agreement. This Subscription Agreement has been duly and validly authorized, executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

4.   <u>Indemnification</u>. Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors, employees, shareholders, agents, attorneys, representatives and affiliates, and any person acting for or on behalf of the Company from and against any and all damage, loss, liability, cost and expense (including reasonable attorneys' fees and disbursements) which any of them may incur by reason of the failure by Subscriber to fulfill any of the terms and conditions of this Subscription Agreement, or by reason of any breach of the representations and warranties made by Subscriber herein, or in any other document provided by Subscriber to the Company in connection with this investment. All representations, warranties and covenants of each of Subscriber and the Company contained herein shall survive the acceptance of this subscription and the Closings.

FP: truCrowd



OFFERING STATEMENT

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

5. <u>Compliance with Laws and Other Instruments</u>. The signature and delivery of the Subscription Documents, the consummation of the transactions contemplated hereby and thereby in accordance with the terms and conditions of the Memorandum, the Form of Note, and the Subscription Documents, and the performance of the Subscriber's obligations hereunder and thereunder will not conflict with, or result in any violation of or default under, any other instrument to which Subscriber is a party or by which the Subscriber or any of the Subscriber's properties are bound or any permit, franchise, judgment, decree, statute, rule or regulation applicable to the Subscriber or the Subscriber's properties.

6. <u>Update of Representations and Warranties; Reliance by the Company</u>**.** All information Subscriber has provided or will provide to the Company regarding the Subscription Documents is true, correct and complete as of the date of execution of this Agreement and as of the date of Closing. Subscriber will promptly provide to the Company written notice of any material changes to information provided to the Company. Subscriber acknowledges and understands the Company will rely on the representations and warranties contained in this Agreement to determine the applicability of certain securities laws, the suitability of Subscriber as an investor in the Company, and for certain other purposes.

7. Tax Considerations. The Subscriber is not relying on the Company, its managers, or professional advisers regarding tax considerations involved in an investment in the Notes. Subscriber understands and acknowledges that there are no assurances as to the tax results of this Agreement. SUBSCRIBER HAS HAD THE OPPORTUNITY TO CONSULT WITH SUBSCRIBER'S OWN LEGAL, ACCOUNTING, TAX, INVESTMENT AND OTHER ADVISERS WITH RESPECT TO THE TAX TREATMENT OF AN INVESTMENT IN THE NOTES AND THE MERITS AND RISKS OF AN INVESTMENT IN THE NOTES.

8. <u>Miscellaneous</u>.

(a)   Subscriber agrees not to transfer or assign this Subscription Agreement or any of Subscriber's interest herein and further agrees that the transfer or assignment of the Securities acquired pursuant hereto shall be made only in accordance with all applicable laws.

(b)   Subscriber agrees that Subscriber cannot cancel, terminate, or revoke this Subscription Agreement or any agreement of Subscriber made hereunder, and this Subscription Agreement shall survive the death or legal disability of Subscriber and shall be binding upon Subscriber's heirs, executors, administrators, successors, and permitted assigns.

(c)   Subscriber has read and has accurately completed this entire Subscription Agreement.

FP: truCrowd



Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

(d)   This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or waived only by a written instrument signed by all parties.

(e)   Subscriber acknowledges that it has been advised and has had the opportunity to consult with Subscriber's own attorney regarding this subscription and Subscriber has done so to the extent that Subscriber deems appropriate.

(f)   Any notice or other document required or permitted to be given or delivered to the parties hereto shall be in writing and sent: (i) by email if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (b) by registered or certified mail with return receipt requested (postage prepaid) or (c) by a recognized overnight delivery service (with charges prepaid) to the mailing address of the Company or if to the Subscriber, at its address set forth on the signature page to this Subscription Agreement, or such other address as Subscriber or the Company shall have specified in writing. .

 (g)   Failure of the Company to exercise any right or remedy under this Subscription Agreement or any other agreement between the Company and the Subscriber, or otherwise, or any delay by the Company in exercising such right or remedy, will not operate as a waiver thereof. No waiver by the Company will be effective unless and until it is in writing and signed by the Company.

(h)   This Subscription Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Delaware as such laws are applied by the State of Delaware courts except with respect to the conflicts of law provisions thereof, and shall be binding upon the Subscriber and the Subscriber's heirs, estate, legal representatives, successors and permitted assigns and shall inure to the benefit of the Company, and its successors and assigns.

(i)   Any legal suit, action or proceeding arising out of or relating to this Subscription Agreement or the transactions contemplated hereby shall be instituted exclusively in the Circuit Court in and for County of Henry, State of Georgia, or in federal courts having jurisdiction over disputes originating in such County. The parties hereto hereby: (i) waive any objection which they may now have or hereafter have to the venue of any such suit, action or proceeding, and (ii) irrevocably consent to the jurisdiction of the Circuit Court in and the County of Henry, State of Georgia, or of federal courts having jurisdiction over suits originating in such county and state.

(j)   If any provision of this Subscription Agreement is held to be invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed modified to



FP: truCrowd

OFFERING STATEMENT

Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

conform with such statute or rule of law. Any provision hereof that may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provisions hereof.

(k)	The parties understand and agree that money damages would not be a sufficient remedy for any breach of this Subscription Agreement by the Company or the Subscriber and that the party against which such breach is committed shall be entitled to equitable relief, including an injunction and specific performance, as a remedy for any such breach, without the necessity of establishing irreparable harm or posting a bond therefor. Such remedies shall not be deemed to be the exclusive remedies for a breach by either party of this Subscription Agreement but shall be in addition to all other remedies available at law or equity to the party against which such breach is committed.

(l)	This Agreement may be amended, and the observance of any provision may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of each party to be bound by such an amendment or waiver. No provision of this Agreement will be deemed to have been waived unless a waiver is contained in a written notice given to the party claiming waiver has occurred, and no waiver shall be deemed to be a waiver of any other or further obligation or liability of the party in whose favor the waiver was given. It is understood that this Agreement is not binding on the Company until the Company accepts it, which acceptance is at the sole discretion of the Company and shall be noted by execution of this Agreement where indicated. Subscriber hereby acknowledges that this Agreement may not be revoked by the Subscriber. Subscriber agrees that if this Agreement is accepted, Subscriber shall, and Subscriber hereby elects to, execute any and all further documents necessary in connection with this Agreement.

(m)	All representations and warranties contained in this Agreement or made in writing by Subscriber or by the Company in connection with this Agreement or the Subscription Documents will survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of the Company or Subscriber, and the issuance and sale of the Notes.

(n)	This Agreement and the representations and warranties contained herein will be binding upon and inure to the benefit of and be enforceable by the respective successors and permitted assigns of Subscriber and the Company.

(o)	Whenever notice is required or permitted by this Agreement to be given, it shall be in writing. When notice is given to Subscriber, it shall be pursuant to the instructions set forth in Subscriber's Notification Information Page or to an update thereto as Subscriber shall provide to the Company in writing. When notice is given to the Company, it shall be sent to Unlock Wealth $ LLC at 3379 Peachtree Road NE, Suite 555, Atlanta, GA 30326 or to another address as the

FP: truCrowd



Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Company shall provide to the Subscriber in writing. Electronic mail is permitted as a means to give notice. Notice given by electronic mail shall be effective upon receipt, if confirmed. Notice given by mail or personal delivery shall be effective upon delivery. Notices received on non–business days in the jurisdiction of the addressee are not deemed effective until the next business day. A copy of all notices sent to the Company shall be delivered with an email copy to Shante Davis, Managing Member, at <shanted@unlockwealthshare.com>.

(p)   Subscriber irrevocably constitutes and appoints the Company's manager with full power of substitution, as the undersigned's true and lawful representative and attorney-in fact for the undersigned with respect to the Company and the Notes, granting unto such attorney-in-fact full power and authority on behalf and in the name, place and stead of the Subscriber to make, execute, acknowledge, deliver, answer to, file and record in all necessary or appropriate places any documents, tax elections, certificates or instruments which may be considered necessary or desirable by the Company to carry out fully the provisions of this Agreement and the Memorandum. The foregoing is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death, incompetence or incapacity of Subscriber. Subscriber hereby agrees to be bound by all of the actions of the Company's manager as attorney-in-fact and irrevocably waives any and all defenses which may be available to the Subscriber to contest, negate or disaffirm the actions of the Company's manager or officers, or successors under this Power of Attorney, and hereby ratifies and confirms all acts which said attorney-in-fact may take as attorney-in-fact hereunder in all respects, as though performed by the Subscriber.

(q)   All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, singular or plural, as identity of the person or persons may require.

(r)   This Subscription Agreement may be executed in counterparts and by facsimile, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

        IN WITNESS WHEREOF, Subscriber has caused this Subscription Agreement to be executed as of the date indicated below.

$_____

        Purchase Price



Unlock Wealth $ LLC
416 Mary Todd Place
Mcdonough GA 30252
404-316-9665

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

_____   _____

Print or Type Name   Print or Type Name (Joint-owner)

_____   _____
_

Signature   Signature (Joint-owner)

_____   _____

Date   Date (Joint-owner)

Acceptance:

IN WITNESS WHEREOF, the Company has caused this Subscription Agreement to be executed, and the foregoing subscription accepted, as of the date indicated below, as to an aggregate of $_____ of the Company's Note.

Unlock Wealth $$ LLC

By: _____

Shante Davis, Managing Member